

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 7, 2008

By Facsimile and U.S. Mail

Mr. Hussein Charanek
Chief Executive Officer
Source Petroleum Inc.
Suite 620, 304 - 8th Avenue, S.W.
Calgary, Alberta T2P 1C1 Canada

> **Re:** **Source Petroleum Inc.**
> **Form 10-QSB/A for the Quarterly Period Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 8-K Filed on October 24, 2006**
> **Response Letter Dated February 1, 2007**
> **Response Letter Dated March 23, 2007**
> **File No. 000-51241**

Dear Mr. Charanek:

We issued comments to you on the above captioned filing on April 16, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 17, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 17, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact John Cannarella at (202) 551-3337 if you have any questions.

Sincerely,

Jill Davis
Branch Chief